Exhibit 4.6

Equity Transfer Agreement

This agreement was signed on 23 September 2021 by the following three parties through equal and voluntary negotiation:

(1) YGF MC LIMITED, a limited liability company incorporated and validly subsisting under the laws of the BVI, with its registered address at OMC Chamber, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (hereinafter referred to as the “Transferor”).

(2) MINISO Group Holding Limited, a limited liability company incorporated and validly subsisting under the laws of Cayman, with its registered address at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (hereinafter referred to as the “Transferee”).

(3) YGF Investment V Limited, a limited liability company incorporated and validly subsisting under the laws of the BVI, with its registered address at OMC Chamber, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (hereinafter referred to as the “Target Company”).

In this agreement, the above signatory parties are collectively referred to as the “parties” and individually as a “party”.

Whereas:

(1) The Transferor and the Transferee signed an agreement on capital increase in the Target Company on 11 December 2020. After the capital increase, the Transferor holds 80% of the equity of the Target Company, and the Transferee holds 20% of the equity of the Target Company;

(2) The Transferor intends to transfer 80% of the equity of the Target Company held by it to the Transferee, and the Transferee is willing to accept the transfer of the aforementioned equity. After the transfer, the Transferee will hold 100% of the equity of the Target Company. Based on friendly negotiation, the Transferor and the Transferee have reached the following agreement on the equity transfer:

Article 1 Target Equity Transaction

1.1	Transaction

According to the terms and conditions stipulated in this agreement, on the closing date (as defined below), the Transferor sold 80% of the equity interest in the Target Company (hereinafter referred to as the “Target Equity”) held by it and all rights and obligations attached to the Target Equity to the Transferee. Changes in the shareholding ratio and the number of shares held are shown in the table below:

Before the Closing Date
Shareholder	Shareholding Ratio	Number of Shares Held
YGF MC LIMITED	80%	50,000
MINISO Group Holding Limited	20%	12,500
After the Closing Date
MINISO Group Holding Limited	100%	62,500

1.2 Equity Transfer Price

1.2.1 As of 31 August 2021 (hereinafter referred to as the “Benchmark Date”), the total investment amount provided by the Transferor to the Target Company amounted to RMB742,879,350. The details are as follows:

a) The Transferor's investment funds: RMB422,949,350 (hereinafter referred to as the “Transferor’s Investment Amount”);

b) With the actual controller of the Transferor as the guarantor, Minggao Trading (Guangzhou) Co., Ltd. (名高贸易（广州）有限公司), which is controlled by the actual controller, provides a loan in the amount of RMB319,930,000 (hereinafter referred to as the “Domestic Loan”) to Mingyou Industrial Investment (Guangzhou) Co., Ltd. (名优产业投资（广州）有限公司), a wholly-owned domestic subsidiary of the Target Company.

1.2.2 For the operating loss of the Target Company up to the closing date, all parties agree that the Transferor and the Transferee shall bear the loss according to the shareholding ratios of both parties before the closing date, i.e. the Transferor shall bear 80% of the loss and the Transferee shall bear 20% of the loss. The specific amount of loss shall be the amount approved in the financial statements determined by all parties, and the final transaction price shall be determined by adjusting the transaction benchmark price accordingly on the closing date.

1.2.3 The parties agreed that the consideration for the transfer of the Target Equity will be based on RMB 700,414,240.10 (hereinafter referred to as the “Benchmark Price”), and the parties agreed to engage a third-party professional organization to evaluate the Target Equity. If the evaluation price issued by the third-party organization (hereinafter referred to as the “Evaluation Price”) is lower than the Benchmark Price, the Evaluation Price will prevail, and if the Evaluation Price issued by the third-party organization is higher than the Benchmark Price, the Benchmark Price will still be executed. The price determined in accordance with the aforementioned rules is the final consideration for this transaction after deducting the losses that shall be borne by the Transferor.

1.2.4 The third-party professional organization shall issue an evaluation report within 60 working days from the Benchmark Date.

1.3 Payment Method

1.3.1 The parties agree that the Transferee shall pay the consideration for the transfer of the Target Equity in installments as agreed below:

First installment: The Transferee shall pay RMB370,000,000 or its equivalent in foreign currency to the Transferor within 3 working days after the signing of this agreement;

Second installment: Within 3 working days after the closing conditions stipulated in this agreement are fully satisfied or the Transferor obtains a written waiver from the Transferee, the parties shall determine the final consideration for this transaction in accordance with the pricing mechanism in Article 1.2.3 of this agreement, and the Transferee shall pay the remaining amount calculated based on the final consideration as agreed below: a) after the Transferee obtains the control of the Target Company, it shall inject funds equivalent to the amount of the Domestic

Loan into the territory in accordance with the law, so that Mingyou Industrial Investment (Guangzhou) Co., Ltd. (名优产业投资（广州）有限公司) can repay the loan; b) the remaining amount after the Domestic Loan is paid shall be paid to the Transferor.

1.3.2 The Transferee shall pay the consideration for the equity transfer to the following bank account of the Transferor:

Account Name: YGF MC LIMITED

Account Number: *****

Account opened in: Citibank N.A., Hong Kong Branch (Citibank Hong Kong Branch)

Article 2 Closing Arrangement

2.1 Closing Conditions

Both parties agree that the date on which all the following conditions are fulfilled shall be the closing date of the transaction set forth in this agreement (“Closing Date”):

a) A third-party professional organization issues a compliance assessment report;

b) The Transferor and the Transferee have completed all internal approval procedures required for closing in accordance with their articles of association;

c) In order to perform their respective obligations under this agreement, complete the transactions under this agreement, and ensure that this agreement and the transactions under this agreement are not cancelled, declared void or put on hold, all necessary approvals, authorizations and consents (if any) from relevant government authorities must be obtained. These approvals, authorizations and consents shall be satisfactory in form and content to the parties and shall not be revoked;

2.2 Obligations after Closing

Both parties agree to complete the following matters within 30 days after the closing date:

a)

The Target Company applies to the company registration authority for handling and completing the change registration of the equity transfer, obtains a new shareholder register issued by the company registration authority, and issues a new stock certificate to the Transferee;

b)	Approve new director candidates;

Article 3 Representations and Warranties

3.1 Representations and Warranties of the Transferor

The Transferor makes the following representations and warranties to the Transferee, and warrants that all representations and warranties are true and valid from the date the agreement was signed to the closing date:

3.1.1 The Transferor is legally established and validly subsisting. According to relevant laws and regulations, the Transferor has the necessary civil capacity to sign and perform this agreement; this agreement, once executed, shall constitute legal, valid and binding obligations on it and shall be enforceable on it in accordance with its terms;

3.1.2 The Transferor shall enjoy the shareholders' rights and interests conferred by the law of the place of registration for the equity of the Target Company held by it, and the funds it uses to invest in the Target Company are its own legitimate funds;

3.1.3 All financial statements and related information provided by the Target Company are true, accurate, complete and valid. If any historical debts, liabilities and risks (including, but not limited to, existing or potential tax liabilities, tax late fees, back-payment and/or tax penalties, employee or other third party borrowing, guarantees, undisclosed operating and trade debts, unpaid wages and employee social security, provident fund and benefits and any other third party claims) of the Target Company incurred before the closing date have not been disclosed to the Transferee in writing and confirmed by the Transferee in accordance with this agreement, they shall be borne by the Transferor according to its shareholding ratio before the transfer; if they have already been borne by the Target Company first, the Target Company shall have the right to claim compensation from the Transferor. If the Target Company does not actively perform the rights and obligations of claiming compensation, the Transferee shall have the right to claim compensation from the Transferor on behalf of the Target Company, and the scope of claiming compensation shall be all expenses paid by the Transferee and the Target Company for this purpose, including but not limited to litigation fees, notification fees and attorney fees, etc.;

3.1.4 All business activities of the Target Company before the closing date of this transaction are free of pending or potential disputes or controversies related to intellectual property rights and any existing or potential infringement or liabilities for breach of contract, etc.; any disputes or controversies and liabilities arising from the Target Company before the closing date of this transaction shall be borne by the Transferor in accordance with its shareholding ratio before the transfer;

3.1.5 The Target Company has not been subject to any penalties, investigations or inquiries by the relevant competent authority for failing to obtain relevant business qualifications before the closing date of this transaction. If the Target Company is subject to any penalties or investigations by the competent authority due to the aforementioned matters, the direct and/or indirect losses caused to the Target Company shall be compensated by the Transferor in accordance with its shareholding ratio before the transfer.

3.1.6 In order to complete this transaction, it shall be obligated to actively handle or cooperate with relevant government in approval and relevant regulatory authorities in approval, ratification, registration and disclosure;

3.1.7 The Transferor has provided the Transferee and the intermediary agency hired by the Transferee with all documents, information and background materials related to the Target Company in a timely, accurate, complete and truthful manner according to the requirements of the Transferee; and in accordance with the requirements of the Transferee or the intermediary agency hired by the Transferee, in the form of oral, written or in the form requested by the Transferee, fully and truthfully disclosed all material information that probably had a significant impact on the Transferee’s willingness to accept the transfer of the Target Equity within the scope of its knowledge, and warrants that such information is true, accurate, complete and not misleading. The Transferor undertakes to promptly submit to the Transferee or other relevant regulatory authorities all documents and information required by applicable rules, codes or regulations, including, but not limited to, announcements, circulars, reports or other documents (if required) related to preparation, etc.;

3.1.8 Neither the signing of this agreement nor the performance of its obligations under this agreement will: (i) cause a breach of any relevant laws and regulations; (ii) cause a breach of any agreement to which it is a party or which is binding on it, or constitute a breach of any agreement to which it is a party or which is binding on it;

3.2 Representations and Warranties of the Transferee

The transferee makes the following representations and warranties to the seller, and warrants that all representations and warranties are true and valid from the date the agreement was signed to the closing date:

3.2.1 The Transferee is legally established and validly subsisting. According to relevant laws and regulations, the party has the necessary civil capacity to sign and perform this agreement; this agreement, once executed, shall constitute legal, valid and binding obligations on it and shall be enforceable on it in accordance with its terms;

3.2.3 All funds used by the Transferee for this transaction are its own legitimate funds;

Article 4 Taxes

4.1 Unless otherwise stipulated by law or in this agreement, each party shall bear its own expenses related to the equity transfer under this agreement, including but not limited to: all legal counsel fees, accounting fees, and consulting fees.

4.2 Unless otherwise stipulated in this agreement, the Transferee and the Transferor shall each bear and pay the taxes that may be levied or they may be obligated to pay in accordance with the tax law in relation to the transactions set forth in this agreement;

4.3 Notwithstanding the provisions of Article 4.2 above, if the tax authorities in China levy taxes on the transactions under this agreement, including but not limited to income tax, value-added tax, additional tax, land value-added tax, etc., such taxes shall all be borne by the Transferor.

Article 5 Confidentiality Clause

5.1 Unless otherwise stipulated in this agreement, each party shall do its best to undertake the confidentiality obligation for this equity transfer and all the following items related to the other party in various forms obtained from the performance of this agreement:

Including business information, materials, documents, contracts. Including but not limited to: the negotiation process of this equity transfer; the terms of this agreement; the negotiation of agreements; the subject matter of the agreement; the parties’ trade secrets; and the confidentiality of any business information, materials and/or document content, including any content of this agreement and other cooperation matters that the parties may have.

5.2 The above restrictions do not apply to:

5.2.1 Materials and information that have become generally available to the public at the time of disclosure;

5.2.2 Materials and information that have become generally available to the public after disclosure through no fault of the receiving party;

5.2.3 Information that the receiving party establishes that such information was already known to it before disclosure and that was not obtained directly or indirectly from other parties;

5.2.4 Either party is obligated to make disclosure in accordance with the law or other applicable laws and rules, or the requirements of relevant government authorities or regulatory agencies, or any party discloses the above confidential information to its direct legal advisors and financial advisors as necessary for its normal operations;

5.3 The confidentiality obligations described in this clause shall survive the termination or release of this agreement.

Article 6 Breach of Contract and Compensation

6.1 Breach of Contract

If a party fails to perform any of its substantive obligations under this agreement or if any representation or warranty of that party under this agreement is materially false or inaccurate, that party (the “Breaching Party”) has breached this agreement. In such event, and except as otherwise stipulated in this agreement, either performing party (the “Performing Party”) may notify the Breaching Party in writing that it has breached this agreement and shall, within a reasonable period of time (not exceeding thirty days from the date of such notice), rectify the breach. If the Breaching Party fails to rectify the breach within such period, the Performing Party shall have the right to terminate this agreement with ten days’ prior written notice.

6.2 Remedies for Breach of Contract

In the event of a breach of contract by a party, the Performing Party shall have the right to take one or more of the following remedies to safeguard its rights:

6.2.1 Requiring Specific Performance by the Breaching Party;

6.2.2 If the Transferor or the Target Company constitutes a breach of contract in accordance with Article 6.1, the Transferee shall have the right to require the Transferor to return the paid equity transfer payment and a penalty equal to one thousandth of the equity transfer payment;

6.2.3 If the Transferee constitutes a breach of contract according to Article 6.1, the Transferee shall pay liquidated damages to the Transferor according to one thousandth of the equity transfer payment, but the Transferor shall return the equity transfer payment paid by the Transferee without interest;

6.2.4 The parties hereby agree and undertake to indemnify, defend and hold other parties harmless from and against all claims, liabilities, obligations, indemnities, shortfalls, judgments, actions, cases, proceedings, arbitrations, assessments, costs, damages and expenses (including costs of enforcing this clause and reasonable attorneys’ fees suffered or paid by the other parties) against other parties caused by, arising out of or resulting from any breach of any provision, representation, warranty, undertaking or covenant contained in this agreement. For any breach of warranty by either party, the amount of indemnification shall be equal to the amount that would have restored the indemnified party to the position it would have been in had such breach not occurred.

Article 7 Modification and Termination

The modification and termination of this agreement shall be agreed upon and signed by both parties. Modifications shall have the same legal effect as this agreement, and, other than the modifications, the remainder of this agreement shall remain in full force and effect. Unless for written documents signed by both parties, this agreement shall not be changed, modified, canceled or replaced in any kind of forms.

Article 8 Dispute Resolution and Application of Law

8.1The signing, validity, interpretation and performance of this agreement, as well as the resolution of disputes under this agreement, shall be protected and governed by the laws of the People's Republic of China.

8.2Any dispute, controversy, disagreement or claim arising out of or in connection with this agreement, including the existence, validity, interpretation, performance, breach or termination of the contract, or any non-contractual dispute arising out of or in connection with this agreement, shall be submitted to the institution administered by the Hong Kong International Arbitration Centre for arbitration, and shall be finally settled in accordance with the HKIAC Administered Arbitration Rules in effect at the time the notice of arbitration is filed. The seat of arbitration shall be Hong Kong, and the arbitration proceedings shall be conducted in the Chinese language. The number of arbitrators shall be 3 (three). The arbitral award shall be final and binding on the parties. Arbitration costs shall be borne by the losing party.

Article 9 Waiver

Any failure or delay by either party to this agreement in exercising its rights hereunder shall not constitute a waiver of its other rights in the future; and any single or partial exercise of any right shall not preclude the future exercise of any other rights. Either party may waive any of its rights hereunder, but such waiver shall be effective only if a written instrument signed by an authorized representative of such party has been issued.

Article 10 Severability

If any term or provision of this agreement is held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other terms or provisions unless the invalidity or unenforceability of such term or provision has materially affected the continued performance of the entire agreement, and such invalid or unenforceable term or provision shall be deemed to have been deleted from this agreement.

Article 11 Force Majeure

11.1If either party is hindered from performing its obligations under this agreement due to a force majeure event, the hindered party shall notify the other parties in writing as soon as possible and, within fifteen days after such event, provide full details of such event and documentation (including documentation from an official authority, if applicable) proving such event, stating the reasons for its inability to perform or delay in performing all or part of the terms of this agreement.

11.2Force Majeure Event refers to any event that cannot be foreseen by either party at the time of signing this agreement, and its occurrence and consequences cannot be avoided and overcome, including but not limited to earthquakes, typhoons, floods or other natural disasters, fires, explosions, embargoes, strikes, riots, wars, etc.

11.3In the event of a Force Majeure Event, neither party shall be liable for any damages, increased costs or losses suffered by the other parties as a result of its failure or delay in performance, and such failure or delay shall not be deemed a breach of this agreement. The party claiming a Force Majeure Event shall take appropriate measures to minimize or eliminate the effect of the Force Majeure Event and try to restore performance affected by the Force Majeure Event in the shortest possible time.

11.4If a Force Majeure Event or the result of a Force Majeure Event prevents either party from performing all or part of its obligations hereunder, the parties shall, based on the effect of the Force Majeure Event, decide by mutual agreement whether to terminate this agreement, relieve the affected party from performing all or part of its obligations hereunder, or delay performance of such obligations within thirty days from the date of occurrence of such Force Majeure Event.

Article 12 Miscellaneous

12.1Notice: Any notice given to a party in accordance with this agreement shall be in writing and shall be given in the following manner: (i) by mail with the address of the notifier, postage paid, registered or certified; (ii) by email to the person to be notified; (iii) or in any other manner in which the content of the notice is recorded in writing. If the notice is sent by registered or certified mail, it shall be deemed to have been received seven days after it is sent. If the notice is sent by fax or email, the time of receipt shall be the time of sending recorded in the fax machine or email system. A notice sent by any other means shall be deemed to be given and effective upon actual delivery to the recipient. Any change in the name, address or legally authorized representative of either party shall promptly notify the other parties in writing.

12.2Contact details are as follows:

Transferor: Contact Person: Ye Guofu

Address: No. 2501 Heye Plaza, 486 Kangwang Middle Road, Liwan District, Guangzhou City, Guangdong Province

Telephone: *****

Email: *****

Transferee: Contact Person: Zhang Saiyin

Address: No. 2501 Heye Plaza, 486 Kangwang Middle Road, Liwan District, Guangzhou City, Guangdong Province

Telephone: *****

Email: *****

12.3 Duplicates: This agreement is in triplicate with each party holding one copy, and each copy shall have the same legal effect.

12.4 Headings: The headings of all clauses in this agreement are for convenience of reference only and shall not in any way be construed as an interpretation of this agreement or affect the meaning of this agreement.

12.5 Complete Agreement: This agreement and its annexes (if any) are the only definitive documents that fully and accurately describe the intent of the parties, and constitute a complete agreement between the parties on the subject matter hereof, and there are no other representations, warranties or agreements of a superior nature with respect to this agreement. No modification, addition or waiver of any of the terms and conditions of this agreement shall be binding on either party unless agreed in writing.

12.6Effective: This agreement shall become effective on the date of signature of the transferor and signature and seal of the transferee.

(No text below)

(Signature Page)

Transferor: YGF MC LIMITED
Signature: /s/Guofu Ye

Transferee: MINISO Group Holding Limited
Signature: /s/Saiyin Zhang

Target Company: YGF Investment V Limited
Signature: /s/Weiguo Liu